OMV Aktiengesellschaft



# OMV Investor News

October 4, 2010





## OMV with ongoing exploration success in southern Tunisia

- Two new gas-condensate discoveries in the OMV operated Nawara Concession
- Proves additional resources for the Nawara Development Project
- Increased likelihood of additional discoveries nearby

**OMV, the leading energy Group in the European growth belt, again discovered gas-condensate at the exploration wells Khouloud-1 and Benefsej-1 within the Nawara Production Concession located in southern Tunisia. These two additional discoveries are both commercially and strategically important, as they complete the previous success of the OMV drilling campaign with now nine discoveries in a row. The chance of making further commercially viable discoveries in the concession and the surrounding Jenein Sud exploration permit has therefore greatly increased.**

OMV and its partner ETAP, the Tunisian national oil company, have recently completed drilling activities at the Khouloud-1 and Benefsej-1 exploration wells in the Nawara Production Concession in southern Tunisia. This marks the successful completion of the 2009/2010 five well-drilling campaign which aimed at proving the required resources for the Nawara Development Project. Khouloud-1 reached a total depth of 4,042 m, and Benefsej-1, the best well to date in the concession, was drilled down to 4,223 m. Both wells have discovered a combined total of over 60 m of net gas-condensate pay in the stacked sandstones of the Acacus and Tannezuft formations. Good quality sandstone reservoirs are now proven across the entire Nawara concession and this is encouraging for undrilled features. Gas-condensate was confirmed by an extensive and successful downhole measurement and sampling program. The wells have been cased and suspended for future testing and production.

Jaap Huijskes, member of the OMV Executive Board responsible for E&P stated: "We have completed a very successful exploration drilling campaign with nine discoveries in a row. We are confidently working towards commercial development of these discoveries together with our partner ETAP."

OMV and the Tunisian national oil company ETAP each hold a 50% interest in the Nawara Production Concession, 700 km south of the Tunisian capital Tunis. Studies are under way with respect to a possible development of the discoveries and the transportation of the gas to the Tunisian market.


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**Balanced International E&P portfolio**

OMV holds a balanced international E&P portfolio in 16 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and the Caspian region. OMV's daily production is approximately 318,000 boe/d and the Company's proven reserves at the end of 2009 were approximately 1.19 bn boe.

**Background information:**

**OMV in Tunisia**

OMV first became active in Tunisia in the early 1970s. The acquisition of the international E&P activities of Preussag in 2003 gave OMV access to seven producing oil fields in the southeast of the country. The most prolific of these is the Ashtart field. OMV currently has interests in two exploration and six production licenses in Tunisia. Its production in Tunisia amounted to approximately 7,000 boe/d in 2009. OMV operates the Jenein Sud exploration block which is situated in the Tunisian extension of the Ghadames basin. In April 2008, OMV acquired an 80% operated share in the Sidi Mansour exploration area.

**OMV Aktiengesellschaft**

With Group sales of EUR 17.92 bn, a workforce of 34,676 employees in 2009, and a current market capitalization of approximately EUR 8 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.2 bn boe, a production of around 317,000 boe/d in 2009 and an annual refining capacity of 25.8 mn t, OMV is the largest energy group in Central and Southeastern Europe. As of year-end 2009, OMV had 2,433 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 16 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 75 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2009, OMV held a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

**For further information, please contact:**

**OMV**

Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Michaela Huber, Press
Tel. +43 (1) 40 440-21661; e-mail: media.relations@omv.com
**Internet Homepage:** www.omv.com

Next result announcement **January–September and Q3 2010** on November 10, 2010


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